

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Charles Fernandez
Chief Executive Officer
NextPlat Corp.
3250 Mary St., Suite 410
Coconut Grove, FL 33133

       Re: NextPlat Corp.
            Registration Statement on Form S-3
            Filed November 21, 2022
            File No. 333-268488

Dear Charles Fernandez:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology

cc: Marc Rivera